 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

The Central and Eastern Europe Fund, Inc.
(Name of Issuer)

Common Shares, $0.001 par value per share
(Title of Class of Securities)

153436100
(CUSIP Number)

March 17, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 153436100

1	NAME OF REPORTING PERSON

	Continental General Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		613,428
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		613,428
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	613,428
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%
12	TYPE OF REPORTING PERSON

	CO

2

CUSIP No. 153436100

1	NAME OF REPORTING PERSON

	Continental Insurance Group, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		613,428
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		613,428
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	613,428
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%
12	TYPE OF REPORTING PERSON

	CO

3

CUSIP No. 153436100

1	NAME OF REPORTING PERSON

	Continental General Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Michigan
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		613,428
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		613,428
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	613,428
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%
12	TYPE OF REPORTING PERSON

	OO

4

CUSIP No. 153436100

1	NAME OF REPORTING PERSON

	Michael Gorzynski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		613,428
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		613,428
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	613,428
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.8%
12	TYPE OF REPORTING PERSON

	IN

5

CUSIP No. 153436100

Item 1(a).	Name of Issuer:

The Central and Eastern Europe Fund, Inc., a Maryland corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

875 Third Avenue
New York, New York 10022

Item 2(a).	Name of Person Filing

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

•	Continental General Insurance Company (“CGIC”),

•	Continental Insurance Group, Ltd. (“CIG”),

•	Continental General Holdings LLC (“CGH”), and

•	Michael Gorzynski (“Mr. Gorzynski”).

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal office for Mr. Gorzynski is 595 Madison Avenue, 30th Floor, New York, NY 10022. The principal business address for each of CGIC, CIG and CGH is 11001 Lakeline Blvd., Ste. 120, Austin, TX 78717.

Item 2(c).	Citizenship

CGH is a Michigan limited liability company. CIG is a Delaware corporation. CGIC is a Texas domiciled life and health insurance company. Mr. Gorzynski is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Shares, $0.001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

153436100

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CUSIP No. 153436100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of March 28, 2022:

(i)	CGIC beneficially owned 613,428 Shares.

(ii)	As the sole owner of CGIC, CIG may be deemed to beneficially own the 613,428 Shares held by CGIC.

(iii)	As the sole owner of CIG, CGH may be deemed to beneficially own the 613,428 Shares held by CGIC.

(iv)	As a manager and Executive Chairman of CGH, Mr. Gorzynski may be deemed to beneficially own the 613,428 Shares held by CGIC.

7

CUSIP No. 153436100

(b)	Percent of class:

The aggregate percentage of Shares reported owned by each person named herein is based upon 6,236,915 Shares outstanding as of December 31, 2021, which is the total number of Shares outstanding as reported on the Issuer’s website on March 28, 2022.

As of March 28, 2022:

(i)	CGIC may be deeemed to own approximately 9.8% of the outstanding Shares;

(ii)	CIG may be deemed to beneficially own approximately 9.8% of the outstanding Shares;

(iii)	CGH may be deemed to beneficially own approximately 9.8% of the outstanding Shares; and

(iv)	Mr. Gorzynski may be deemed to beneficially own approximately 9.8% of the outstanding Shares;

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Report Persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following box [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

8

CUSIP No. 153436100

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 153436100

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 28, 2022

Continental General Insurance Company

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Chairman

Continental Insurance Group, Ltd.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	President

Continental General Holdings LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Executive Chair

/s/ Michael Gorzynski
Michael Gorzynski

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